THIRD QUARTERLY FINANCIAL REPORT – AUGUST 31, 2003

President’s Letter

To our Shareholders:

During the third quarter, we continued to focus on the execution of our strategy. While that is “business-as-usual” at Cardiome, this quarter has seen several landmark accomplishments by the Cardiome team. We have greatly strengthened the financial position of the company, have generated exciting new clinical data on oxypurinol, and have concluded a very attractive marketing partnership with a leading global pharmaceutical company. These important accomplishments are tangible demonstrations of the skill and dedication of the Cardiome team, and of the significant value of the Cardiome drug development pipeline.

Corporate Development

Since the unblinding of the CRAFT Phase 2 study results (testing RSD1235 on new-onset atrial arrhythmia), Cardiome has sought a development partner for acute-use RSD1235. We are very pleased that this effort has yielded a US$68 million (Cdn $90 million) partnership agreement with Fujisawa Healthcare Inc. (“Fujisawa”).

Cardiome completed the Fujisawa agreement on October 16, 2003. The financial terms of the partnership are very attractive – they are described in detail in the press release announcing the transaction. Equally importantly, we believe Fujisawa, with a strong cardiovascular franchise and a dedicated in-hospital sales force, is the ideal partner for us. Fujisawa has over 10 years of experience in the U.S. in-hospital cardiovascular market with its successful acute use cardiovascular drugs, (Adenoscan® & Adenocard®).

This partnership has three important benefits to Cardiome. First, it is a very strong endorsement of the value of Cardiome’s RSD1235 drug program, an opportunity for the financial world to see a tangible endorsement of Cardiome’s programs. Secondly, it materially strengthens our financial position, providing Cardiome with immediate and future cash payments and reduced clinical development costs. Finally, it adds Fujisawa’s strong and capable commercial team to Cardiome’s skilled pharmaceutical development efforts. We look forward to working with our new partner!

Finance

Subsequent to the quarter, Cardiome closed a bought deal public financing for a total gross proceed of $23 million, including the proceed from the exercise of the over-allotment option. The underwriting, co-led by Sprott Securities and Orion Securities, was another important financial step for Cardiome. We now expect to close 2003 with more than three years of cash on hand – our strongest financial position ever. Equally important, we can now accelerate development in both the OxyCHF program and the oral RSD1235 program.

The past quarter saw Cardiome’s efforts acknowledged to a degree in financial markets. Trading volumes in Cardiome stock have been consistently high. For those investors who have moved on to other opportunities, we thank you for your past support. For our many new shareholders, including especially those who participated in our financing, we welcome you as partners in our efforts to build the leading cardiovascular drug company. We remain committed to realizing value for our shareholders from what we have already accomplished, and to steadily increasing that value through progress in our core programs.

Clinical Development

On August 6th, 2003, we initiated a Phase 3 clinical trial, called ACT 1, for the intravenous administration of RSD1235; this is the first of the three Phase 3 clinical trials we plan to conduct to support our application for regulatory approval of RSD1235 in the United States and Canada. ACT 1, which is projected to be completed in early 2005, will involve studies in approximately 420 patients. The study will provide data on the level of safety and efficacy of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter.

Patient enrolment continued for our Phase 2/3 clinical trial (called OPT-CHF) of the oral application of oxypurinol to congestive heart failure. We are on track to complete our patient enrolment for this trial by the end of 2004. This blinded, placebo-controlled Phase 2/3 clinical trial studies 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged during a six-month course of oral therapy.

During the quarter, we successfully completed a proof-of-concept trial, called EXOTIC, on the intravenous application of oxypurinol for the treatment of congestive heart failure. The trial included 18 patients with coronary heart disease. The administration of intravenous oxypurinol (200mg) reduced xanthine oxidase activity by 65% (p<0.05) across the broad patient group. In the sub-set of 13 patients in whom acetylcholine challenge produced vasoconstriction, oxypurinol reduced the observed vasoconstriction by 33% (p<0.05), and increased coronary flow velocity by >20% (p<0.05).

This has been a quarter of unusually high and positive news flow from Cardiome. We are very pleased with this progress, and look forward continued progress in all of our programs in the coming quarters.

Respectfully,

“Bob Rieder”

Robert Rieder
President & CEO
October 24, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and nine month periods ended August 31, 2003 prepared in accordance with Canadian generally accepted accounting principles. See note 7 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles. It provides an update to the discussion and analysis contained in the Annual Report for the year ended November 30, 2002. This discussion and analysis should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in the 2002 Annual Report.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies are disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in the 2002 Annual Report.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

Effective December 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) new Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognised using a fair value based method. The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. No compensation cost is recorded for stock options granted to employees and directors. The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed in note 5(e) to the unaudited interim consolidated financial statements the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used.

Goodwill and Other Intangible Assets

Effective December 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives. As at December 1, 2002, there was no recorded goodwill and the Company determined that the intangible assets have finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations.

RESULTS OF OPERATIONS

For the three months ended August 31, 2003, the Company recorded a loss of $4,679,474 ($0.15 per common share), as compared to a loss of $3,096,792 ($0.11 per common share) for the same period in the preceding fiscal year (“fiscal 2002”). On a year-to-date basis, the Company recorded a loss of $12,800,792 ($0.43 per common share) for the nine months ended August 31, 2003, compared to a loss of $8,921,122 ($0.41 per common share) for the same period in fiscal 2002. The increase in loss on a year-to-date basis was the result of increased activity in the Company’s ongoing research and development programs as described below. The results of operations were in line with the Company’s management expectations.

Revenues

Research collaborative and licensing revenue decreased to $342,522 and $1,060,385 for the three and nine month periods ended August 31, 2003 respectively, compared to $1,314,627 and $1,390,237 for the same periods in fiscal 2002. Research collaborative and licensing revenue for the three and nine month periods ended August 31, 2003 mainly includes (1) the amortization of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) of $132,267 and $396,800 respectively (none for the same periods in fiscal 2002); and (2) contract research fees for services provided to UCB of $210,255 (US$150,000) and $641,325 (US$450,000) respectively (none for the same periods in fiscal 2002). The amortization of deferred revenue related to the upfront payment from the Company’s license agreement with AstraZeneca A.B., which was terminated in June 2002, was the primary source of research collaborative and licensing revenue for the three and nine month periods ended August 31, 2002.

For the remainder of the current fiscal year (“fiscal 2003”), the Company does not anticipate revenues from product sales. The Company expects to continue receiving contract research fees from UCB and will continue to recognize as revenue the amortization of deferred revenue related to the initial payments from the existing agreement with UCB. The Company also expects to recognize as revenue the amortization of deferred revenue related to the initial payments from its collaboration and license agreement with Fujisawa Health Care, Inc. (“Fujisawa”); please see note 10 of the unaudited interim consolidated financial statements. The Company may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that the Company will maintain its existing agreements or close a new licensing and collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures increased to $3,318,759 for the third quarter of fiscal 2003, compared to $2,726,638 for the same quarter in fiscal 2002. The Company accumulated total research and development expenditure of $8,863,110 for the nine months ended August 31, 2003, compared to $6,358,802 for the same period in fiscal 2002. The increase was primarily due to the expanded activities in connection with the Company‘s three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure (“CHF”), and allopurinol intolerant hyperuricemia (gout).

Specifically, the increase of approximately $2,504,000 in research and development expenditures for the nine months ended August 31, 2003 was mainly due to the expanded operational activities in (1) the CHF project by approximately $1,156,000 as the project progresses through its ongoing Phase II/III clinical trial initiated in March 2003; (2) the gout project by approximately $2,153,000 as the project advances through its regulatory process; and (3) the Company’s preclinical activities including its support services provided to UCB by approximately $506,000. These increases were offset by the corresponding decline of spending in (1) the RSD1235 project by approximately $1,197,000 as the Company initiated its first Phase III clinical trial for intravenous application of RSD1235 just in August 2003 and (2) discontinued projects by approximately $114,000.

With the advancement of its two major programs, RSD1235 project and CHF project, into late stage clinical development, the Company expects to incur higher level of research and development expenditures for the remainder of fiscal 2003, as compared to those incurred in fiscal 2002. The Company expects to recover 75% of its clinical development expenditures associated with the Phase III clinical trial for the intravenous application of RSD1235 from Fujisawa; please see note 10 of the unaudited interim consolidated financial statements. The projected cost for the entire fiscal 2003 for RSD1235 project, CHF project and other projects are $5 million, $4 million, and $3 million respectively. These projected expenditures may vary significantly from those actually incurred due to numerous potential factors which include without limitation, the progress of clinical trials, the time and costs involved in obtaining regulatory approvals, and the progress of various research programs.

General and Administration Expenses

General and administration expenses of $915,603 for the third quarter of fiscal 2003, were comparable to $943,987 for the same quarter of fiscal 2002. The Company incurred a total general and administration expenditure of $2,630,661 for the nine months ended August 31, 2003, compared to $2,584,841 for the same period in fiscal 2002. The decrease in general and administration expenses for the current quarter was due to the lower consulting and professional fees incurred resulting in a saving of approximately $285,000; this decrease was offset by the costs to support the increased business development and corporate activities of approximately $191,000 and $66,000 respectively. On a year-to-date basis, the slight increase in general and administration expenses was a result of costs to support the expanded business development of approximately $137,000. This increase was partially offset by a decline in consulting and professional fees of approximately $91,000 due to the internalization of certain corporate activities. With the increased business development activities associated with the licensing of RSD1235, the Company expects a moderate increase in general and administration expenses for the remainder of fiscal 2003, as compared to fiscal 2002.

Amortization

Amortization

Amortization of $885,738 for the third quarter of fiscal 2003, was comparable to $903,060 for the same period in the prior year. For the nine months ended August 31, 2003, amortization increased to $2,714,064, as compared to $1,853,116 for the same period in the prior year. On a year-to-date basis, the increase was primarily related to the additional amortization on the technology licenses acquired in March 2002 as a result of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.). The remaining increase was attributed to the capital assets and intellectual property rights acquired during the nine months ended August 31, 2003.

Other income

Interest and other income decreased to $98,104 for the quarter ended August 31, 2003, as compared to $162,266 for the same period in the prior year. For the nine months ended August 31, 2003, interest and other income decreased to $346,658, as compared to $385,400 in the comparable period in the prior year. The decrease for both periods was mainly attributable to the lower balance of cash and cash equivalents and short-term investments and the lower market interest rates.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during the nine months ended August 31, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds released in June 2003 in connection with the completion of a private placement of special warrants in April 2003. At August 31, 2003, the Company had working capital of $14,000,255, as compared to $16,883,166 at November 30, 2002. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $14,872,494 at August 31, 2003 as compared to $19,736,377 at November 30, 2002.

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

Subsequent to the quarter ended August 31, 2003, the Company received additional capital resources to fund its ongoing operations through equity financing. On September 23, 2003, the Company closed a public offering of common shares on a bought deal basis. Under the financing, the Company has issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company has granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, the Company paid a cash commission of $1,265,158 and expects to incur total legal and professional fees of $250,000. Also subsequent to the quarter ended August 31, 2003, the Company entered into a collaboration and license agreement with Fujisawa for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Please see note 10 of the unaudited interim consolidated financial statements. The Company expects to collect US$10 million from Fujisawa in the fourth quarter of fiscal 2003.

Capital expenditures paid by cash during the three months ended August 31, 2003 were $64,328, comprising $42,585 in capital assets and $21,743 in intangible assets. The cumulative capital expenditures for the nine months ended August 31, 2003 was $188,447, comprising $144,094 in capital assets and $44,353 in intellectual property rights.

CHANGE OF YEAR END

On August 15, 2003, subject to regulatory approval, the Company announced that its fiscal year-end will be changed from November 30 to December 31 effective December 31, 2003, so that it will coincide with the calendar year-end.

RISKS AND UNCERTAINTIES

The Company believes that it has sufficient resources to fund operations into fiscal 2007. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review of its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or whether acceptable terms will be offered.

Other operational risks and uncertainties are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s 2002 Annual Report and remain substantially unchanged.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions, constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risk, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)

	As at
	August 31,	November 30,
	2003	2002
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$5,400,178	$1,430,349
Short-term investments	9,472,316	18,306,028
Amounts receivable and other	425,449	512,667
Prepaid expenses	631,129	71,199
Total current assets	15,929,072	20,320,243
Capital assets	362,484	399,646
Intangible and other assets	26,617,454	29,111,861
	$42,909,010	$49,831,750

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,373,280	$2,882,789
Deferred revenue	529,068	529,068
Current portion of capital lease obligations	26,469	25,220
Total current liabilities	1,928,817	3,437,077
Capital lease obligations	16,250	36,260
Deferred revenue	529,065	925,865
Total Liabilities	2,474,132	4,399,202

Shareholders’ Equity
Share capital
Authorized [note 5(a)]
Issued
28,308,098 common shares at November 30, 2002
32,345,791 common shares at August 31, 2003	96,340,429	88,582,098
Contributed surplus	1,321,057	1,276,266
Deficit	(57,226,608)	(44,425,816)
	40,434,878	45,432,548
	$42,909,010	$49,831,750

See accompanying notes

On behalf of the Board:

/s/ Robert Rieder	/s/ Fred Mermelstein
Robert Rieder, Director	Fred Mermelstein, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended
	August 31,		August 31,
	2003	2002	2003	2002

Revenue
Research collaborative and licensing	$342,522	$1,314,627	$1,060,385	$1,390,237

Expenses
Research and development	3,318,759	2,726,638	8,863,110	6,358,802
General and administration	915,603	943,987	2,630,661	2,584,841
Amortization	885,738	903,060	2,714,064	1,853,116
	5,120,100	4,573,685	14,207,835	10,796,759
Operating loss	(4,777,578)	(3,259,058)	(13,147,450)	(9,406,522)

Other income
Interest and other income	98,104	162,266	346,658	385,400
Loss before income taxes	(4,679,474)	(3,096,792)	(12,800,792)	(9,021,122)
Future income tax recovery	-	-	-	100,000
Loss for the period	(4,679,474)	(3,096,792)	(12,800,792)	(8,921,122)
Deficit, beginning of period	(52,547,134)	(36,220,440)	(44,425,816)	(30,396,110)

Deficit, end of period	$(57,226,608)	$(39,317,232)	$(57,226,608)	$(39,317,232)

Basic and diluted loss per common
share	$(0.15)	$(0.11)	$(0.43)	$(0.41)

Weighted average number of
outstanding common shares	31,604,692	28,308,098	29,851,789	21,983,135

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended
	August 31,		August 31,
	2003	2002	2003	2002

Operating Activities
Loss for the period	$(4,679,474)	$(3,096,792)	$(12,800,792)	$(8,921,122)
Add: Non-cash items
Foreign exchange gain	-	-	-	(5,921)
Stock-based compensation	44,791	-	44,791	84,000
Future income tax recovery	-	-	-	(100,000)
Amortization	885,738	903,060	2,714,064	1,853,116
	(3,748,945)	(2,193,732)	(10,041,937)	(7,089,927)
Changes in non-cash working capital components
Amounts receivable and other	277,500	114,425	89,710	(330,679)
Prepaid expenses	(308,450)	44,229	(559,930)	46,009
Accounts payable and accrued liabilities	327,857	(291,017)	(1,518,965)	96,246
Deferred revenue	(132,267)	(1,272,764)	(396,800)	(1,348,374)
Cash used in operating activities	(3,584,305)	(3,598,859)	(12,427,922)	(8,626,725)

Financing Activities
Issuance of common shares and special
warrants, net of share issuance cost	7,833,443	(30,891)	7,771,247	27,929,083

Repayment on obligations under capital lease	(6,354)	(5,960)	(18,761)	(9,880)
Repayment on long-term debt	-	-	-	(724,574)
Cash provided by (used in) financing activities	7,827,089	(36,851)	7,752,486	27,194,629

Investing Activities
Acquisition of Cardiome, Inc. (note 3)	-	(218,437)	-	(1,299,180)
Purchase of capital assets	(42,585)	(52,844)	(144,094)	(149,983)
License, patents and technology	(21,743)	(80,791)	(44,353)	(485,834)
Purchase of short-term investments	(6,849,728)	(1,014,335)	(10,919,796)	(24,802,851)
Sale of short-term investments	7,981,925	4,762,761	19,753,508	7,423,398
Cash provided by (used in) investing activities	1,067,869	3,396,354	8,645,265	(19,314,450)

Increase (decrease) in cash and cash
equivalents during the period	5,310,653	(239,356)	3,969,829	(746,546)

Cash and cash equivalents,
beginning of period	89,525	874,560	1,430,349	1,381,750

Cash and cash equivalents, end of period	$5,400,178	$635,204	$5,400,178	$635,204

See accompanying notes

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended November 30, 2002, except as disclosed in Note 4 and that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 7.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at August 31, 2003, and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended November 30, 2002 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three month and nine month periods ended August 31, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	CHANGE OF YEAR END On August 15, 2003, the Company announced that, subject to regulatory approval, its fiscal year-end will be changed from November 30 to December 31 effective December 31, 2003.

3.

PRINCIPLES OF CONSOLIDATION

The accompanying unaudited interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiary, Rhythm-Search Developments Ltd. and its wholly-owned United States subsidiary, Cardiome, Inc. (formerly Paralex, Inc.), which was acquired on March 8, 2002. Intercompany accounts and transactions have been eliminated on consolidation.

With respect to the Company’s integrated foreign subsidiary, Cardiome, Inc., monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

4.

CHANGE IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) new Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. No compensation cost is recorded for stock options granted to employees and directors. The Company has adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently has disclosed the pro forma effects to loss and loss per share as if the fair value method has been used.

Goodwill and Other Intangible Assets

Effective December 1, 2002, the Company adopted the CICA new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives. As at December 1, 2002, there was no recorded goodwill and the Company’s intangible assets have finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations.

5.	SHARE CAPITAL

(a)

Authorized

On May 12, 2003, the shareholders of the Company approved the creation of a class of preferred shares, issuable in series, having the rights and restrictions determined by the board of directors of the Company at the time the series is created.

The authorized common share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(b)	Issued and Outstanding

	Number of
	Common Shares	Amount
Balance as at November 30, 2002	28,308,098	$88,582,098
Share issuance cost related to a prior share offering	-	(34,100)
Issued upon conversion of special warrants	3,810,000	7,133,752
Issued for cash upon exercise of options	94,360	282,638
Issued for cash upon exercise of warrants	133,333	376,041
Balance as at August 31, 2003	32,345,791	$96,340,429

(i)
On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitles the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.

(ii)	As of September 30, 2003, the Company had 36,302,707 common shares issued and outstanding for a total share capital amount of $115,709,326.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants and Brokers’ Warrants As at August 31, 2003, common shares issuable upon exercise of common share purchase warrants and brokers’ warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	warrants
February 9, 2007	US$2.40	112,500
February 9, 2007	US$4.80	37,500
February 9, 2007	US$8.00	37,500
October 5, 2003	$3.20	41,667
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	166,792
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741
April 10, 2004 (note 5[b])	$2.75	1,792,500
Balance as at August 31, 2003		5,696,271

Subsequent to August 31, 2003, 41,750 warrants expiring October 10, 2003 were exercised for $3.20 each and 11,000 warrants expiring February 9, 2007 were exercised for US$2.40 each, resulting in a balance of 5,643,521 warrants as at September 30, 2003.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

(d)

Stock Options

As at August 31, 2003, the Company had 4,658,640 stock options outstanding, of which 2,633,932 were exercisable at a weighted average exercise price of $3.57 per common share, and expiring at various dates from March 10, 2004 to August 14, 2009.

Details of the stock option transactions for the nine months ended August 31, 2003 are summarized as follows:

		Number of Stock
	Weighted Average	Options
	Exercise Price	Outstanding
Balance, November 30, 2002	$3.53	3,609,438
Options granted	$4.24	1,574,500
Options exercised	$3.00	(94,360)
Options expired	$5.96	(150,000)
Options forfeited	$3.88	(280,938)
Balance, August 31, 2003	$3.68	4,658,640

The options outstanding are exercisable as follows:

	Options outstanding			Options exercisable
	August 31, 2003			August 31, 2003
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise prices	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
$		(years)	$		$
$2.60-$2.92	207,140	3.48	2.91	207,140	2.91
$3.00-$3.82	3,447,750	5.15	3.28	2,028,042	3.25
$4.20-$5.05	652,500	5.66	4.99	47,500	4.27
$5.08-$5.96	318,750	2.74	5.58	318,750	5.58
$6.32-$7.24	32,500	1.15	6.71	32,500	6.71
	4,658,640	4.95	3.68	2,633,932	3.57

Subsequent to August 31, 2003, 94,166 options at a weighted average exercise price of $3.15 per common share were exercised and 4,640 options at a weighted average exercise price of $3.22 were cancelled, resulting in a balance of 4,559,834 stock options outstanding (of which 2,535,125 are exercisable) at a weighted average exercise price of $3.58 as at September 30, 2003.

(e)

Pro Forma Disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for options granted to employees and directors during the three and nine months ended August 31, 2003 using a fair value based method:

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(e)	Pro Forma Disclosure

	Three months ended	Nine months ended
	August 31, 2003	August 31, 2003
	$	$

Loss for the period	(4,679,474)	(12,800,792)
Add: Stock based compensation	(365,772)	(1,165,451)
Pro forma loss for the period	(5,045,246)	(13,966,243)

Basic and diluted loss per common share
As reported	(0.15)	(0.43)
Pro forma	(0.16)	(0.47)

Under the transitional provisions of section 3870, comparative figures are not required. The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods. The weighted average fair value of stock options granted in the three and nine months ended August 31, 2003 was $3.71 and $2.65, respectively. The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

	Three months ended	Nine months ended
	August 31, 2003	August 31, 2003
	$	$

Annualized volatility	84.2%	85.07%
Risk-free interest rate	3.97%	3.95%
Expected life of option in years	6.0	5.41
Dividend yield	0.0%	0.0%

(f)

Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor of a currently inactive project upon the achievement of certain milestones. As at August 31, 2003, these milestones had not been achieved. Upon achievement of these milestones, the Company will record the issuance of the common shares at fair value and a corresponding expense.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

6.	CONTINGENCIES

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

7.

RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 16 to the audited consolidated financial statements for the year ended November 30, 2002.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended August 31,		9 months ended August 31,
	2003	2002	2003	2002
	$	$	$	$

Loss for the period , Canadian GAAP	(4,679,474)	(3,096,792)	(12,800,792)	(8,921,122)
Amortization of other assets	(25,680)	(25,680)	(77,040)	(77,040)
Adjustment for stock-based compensation
- employees	-	(80,000)	-	(80,000)
- non-employees	-	-	-	(68,299)
Loss for the period, U.S. GAAP	(4,705,154)	(3,202,472)	(12,877,832)	(9,146,461)
Reclassification adjustment for unrealized gains
on short-term investments	(56,158)	(24,454)	(72,509)	(29,591)
Unrealized gains (losses) on short-term	(5,606)	132,861	4,207	167,501
investments
Comprehensive loss for the period, U.S. GAAP	(4,766,918)	(3,094,065)	(12,946,134)	(9,008,551)

Weighted average number of common shares
outstanding, U.S. GAAP	31,604,692	28,308,098	29,851,789	21,983,135
Basic and diluted loss per common share, U.S.
GAAP	(0.15)	(0.11)	(0.43)	(0.41)

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

7.

RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Material variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets under U.S. GAAP as follows:

	August 31	November 30
	2003	2002
	$	$

Cash and cash equivalents	5,400,178	1,432,392
Short-term investments	9,476,523	18,376,494
Intangible and other assets	26,762,974	29,334,421
Accumulated other comprehensive income	4,207	72,509
Contributed surplus	2,242,106	2,197,315
Deficit	(58,002,137)	(45,124,305)

8.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three months ended August 31, 2003, 100% of research collaborative and licensing revenue was derived from one collaborator in Switzerland. During the nine months ended August 31, 2003, 98% and 2% of research collaborative and licensing revenue was derived from one collaborator in each of Switzerland and United States respectively [three and nine months ended August 31, 2002 – 97% and 3% of research collaborative and licensing revenue was derived from one collaborator in each of Sweden and United States respectively].

9.	COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform with presentation adopted in the current period.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited – expressed in Canadian Dollars)

10.

SUBSEQUENT EVENTS

On September 3, 2003, the Company entered into an offer to lease new premises on University of British Columbia lands consisting of 15,703 square feet of office and laboratory space, subject to certain conditions. The term of the lease is 10 years commencing on March 15, 2004. Annual lease payments will be $298,000 per annum in the first year, increasing by $8,000 each year until the fifth year at which time the annual lease payments will be $330,000 per annum. For each remaining year of the term after the fifth year, the annual lease payments will be $353,000 per annum. The Company may, at its option, extend the term of the lease for three additional two-year periods. Upon entering into a final lease agreement respecting the new premises, the Company intends to allow its current lease to expire on March 31, 2004.

On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company has granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of over-allotment option, the Company paid a cash commission of $1,265,158 and expects to incur total legal and professional fees of $250,000.

On October 16, 2003, the Company entered into a collaboration and license agreement with Fujisawa Heath Care, Inc. (“Fujisawa”) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, the Company has granted Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in North America, including a right to sublicense to third parties. This agreement is subject to receipt of regulatory approval under anticompetition legislation in the United States, at which time the principal terms of the agreement will become effective (the "Effective Date"). The Company retains the rights to the intravenous formulation of RSD1235 for markets outside of North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, Fujisawa has agreed to pay the Company an up-front payment of U.S.$10 million on the Effective Date, milestone payments of up to U.S.$54 million based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. The up-front payment will be amortized and recognized as revenue over a period of time. Fujisawa is also responsible for 75% of all the remaining development costs and 100% of the marketing costs for the intravenous application of RSD1235 in North America. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement. In addition, the Company has the right to require Fujisawa to acquire U.S.$4 million of its common shares at a 25% premium to the average closing price of its common shares on the Toronto Stock Exchange over a 30 calendar day period at any time within the twelve-month period after the Effective Date. This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of our patent rights or the date upon which competitive sales exceed a certain percentage of the market in the country for a certain period of time.